Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GFL Environmental Inc. (“GFL” or the “Company”)
Suite 500, 100 New Park Place

Vaughan, Ontario

L4K 0H9

2.	Date of Material Change:

January 6, 2025

3.	News Release:

A news release with respect to the material change referenced in this report was issued by the Company on January 7, 2025 and filed with the securities regulatory authorities in each of the provinces and territories of Canada under the Company’s profile at www.sedarplus.ca.

4.	Summary of Material Change:

On January 6, 2025, the Company entered into a definitive equity purchase agreement (the “Purchase Agreement”) with Erie US Merger Sub Inc., Erie Canadian Merger Sub Inc., Erie Buyer Parent LP (the “Buyer Parent”), AP Erie Holdings, L.P. (the “Apollo Investor”) and BC Partners Erie Buyer LP (the “BC Partners Investor” and together with the Apollo Investor, the “Investors”) to sell its liquid waste management and soil remediation businesses in Canada and the United States (the “Environmental Services Business”) with an enterprise value of $8 billion (the “Transaction”). The Company will retain a $1.7 billion equity interest in the Environmental Services Business and expects to realize cash proceeds from the Transaction of approximately $6.2 billion net of the retained equity and taxes.

Pursuant to the Purchase Agreement, the Company will retain a 44% equity interest in the Environmental Services Business and each of the Investors will hold a 28% equity interest. The Transaction is expected to close in the first quarter of 2025 and is subject to certain customary closing conditions. The Transaction is not subject to any financing conditions.

5.	Full Description of Material Change

5.1	Full Description of Material Change:

This is a summary of the Transaction and the material terms of the Purchase Agreement and is qualified in its entirety by the full text of the Purchase Agreement, which is available under the Company’s profile at www.sedarplus.ca. Capitalized terms not otherwise defined in this Material Change Report have the meanings given thereto in the Purchase Agreement.

The Transaction

On January 6, 2025, the Company entered into the Purchase Agreement to sell its Environmental Services Business with an enterprise value of $8 billion. The Company will retain a $1.7 billion equity interest in the Environmental Services Business and expects to realize cash proceeds from the Transaction of approximately $6.2 billion net of the retained equity and taxes.

Pursuant to the Purchase Agreement, the Company will retain a 44% equity interest in the Environmental Services Business and each of the Apollo Investor and the BC Partners Investor will hold a 28% equity interest. The Transaction is expected to close in the first quarter of 2025 and is subject to certain customary closing conditions. The Transaction is not subject to any financing conditions.

The Transaction is expected to allow the Company to materially delever its balance sheet, which is expected to accelerate the Company’s path to an investment grade rating. A deleveraged balance sheet is expected to provide financial flexibility to deploy incremental capital into organic growth initiatives, solid waste M&A, and other corporate purposes including opportunistic share repurchases and dividend increases, while maintaining targeted debt levels. The Transaction also allows the Company to monetize the Environmental Services Business in a tax efficient manner while retaining an equity interest, ensuring the Company can participate in continued value creation. The Company will also maintain the right, at its option, to repurchase the Environmental Services Business within 54 months of closing subject to certain terms and conditions substantially as set out in the Purchase Agreement.

Conditions to the Completion of the Transaction

The consummation of the Transaction is conditioned on the satisfaction or waiver of certain customary mutual closing conditions, including, among other things, the absence of any order, judgment, injunction, or ruling, in each case, entered by any governmental authority or law restraining, enjoining or prohibiting the consummation of the Transaction.

The obligations of each of the Buyers and the Company to consummate the Transaction is also subject to the satisfaction or waiver of certain unilateral closing conditions, including, (a) a customary bring-down of the representations and warranties of the Company and the Buyers (as applicable) contained in the Purchase Agreement, (b) each of the covenants of the Company and the Buyers’ (as applicable) having been performed or complied with at or prior to closing of the Transaction in all material respects and (c) the delivery by the Company and the Buyers (as applicable) of all closing deliveries set forth in Section 1.06(b) and (c) (as applicable) of the Purchase Agreement. The obligation of the Buyers to consummate the Transaction is additionally conditioned upon the absence of a Material Adverse Effect since the execution of the Purchase Agreement.

Representations, Warranties and Covenants in the Purchase Agreement

The Company, the Buyers and the Buyer Parent each have made customary representations, warranties and covenants in the Purchase Agreement, in each case, generally subject to customary materiality qualifiers. The Company, the Buyers and the Buyer Parent have also agreed, subject to certain exceptions, to other customary covenants and agreements, including the Company’s agreement to conduct the Environmental Services Business in the ordinary course during the period between the date of the Purchase Agreement and the closing of the Transaction and, subject to certain exceptions, to refrain from certain actions during that time. The Company has also agreed to refrain from soliciting or engaging with proposals for an alternative transaction, except the Company may respond to any unsolicited proposal for a transaction solely to indicate that the Company is subject to an exclusivity agreement.

Termination Rights and Reverse Termination Fee

The Purchase Agreement contains certain termination rights for both the Company and the Buyer Parent, including: (i) by mutual consent of the Company and the Buyer Parent; (ii) by either the Company or the Buyer Parent if an applicable governmental authority has issued a final, non-appealable governmental order (other than a temporary restraining order) permanently enjoining or prohibiting the Transaction; (iii) by either the Company or Buyer Parent if another Party (as applicable) breaches any of its representations, warranties, covenants or other agreements in the Purchase Agreement, such that the terminating Party’s conditions to closing of the Transaction would not be satisfied at the Closing, and such breach is not cured within 30 days (or any shorter period of time that remains between the date the terminating Party provides written notice of such breach and July 6, 2025) after receipt by the non-terminating Party of notice from the terminating Party of such breach (and the terminating Party is not in breach of any of its representations, warranties, covenants or agreements in the Purchase Agreement such that the other Party’s conditions to closing of the Transaction would not be satisfied at the Closing); (iv) by either Party if the closing of the Transaction has not occurred on or before 5:00 p.m. (Eastern time) on July 6, 2025, provided, however, that such right of termination of the Purchase Agreement shall not be available to any Party if such Party’s failure to comply with its obligations under the Purchase Agreement has primarily contributed to the failure of the closing of the Transaction to occur before such date; and (v) by the Company by written notice to Buyer Parent under certain specified circumstances if the Buyers have failed to consummate the closing of the Transaction by the date that the closing of the Transaction should have occurred pursuant to Section 1.06(a) of the Purchase Agreement despite all of the Buyers’ conditions to closing of the Transaction (other than those conditions that are to be satisfied by actions taken at closing of the Transaction) having been satisfied or waived.

In the event the Purchase Agreement is validly terminated by the Company in accordance with Section 8.01(d)(i) or Section 8.01(e) of the Purchase Agreement, or by the Buyer Parent pursuant to Section 8.01(c)(ii) of the Purchase Agreement at a time when the Purchase Agreement may have been validly terminated by the Company pursuant to Section 8.01(d)(i) or Section 8.01(e), then subject to certain conditions set forth in Section 8.03 of the Purchase Agreement, the Buyer Parent shall pay a reverse termination fee in an amount equal to $251,800,000 in cash to the Company (or as otherwise directed by the Company) within five business days of the termination of the Purchase Agreement in accordance with the terms thereof.

Governance Arrangements

The Purchase Agreement contemplates the implementation of certain governance arrangements among the Company and the Investors relating to their ownership of the Environmental Services Business following completion of the Transaction. The Purchase Agreement contemplates that the Parties will enter into an equityholders’ agreement that will (among other matters) contain (i) certain director and committee nomination rights of the Company and the Investors, (ii) approval rights of the Company and the Investors with respect to the annual business plan, certain material financing transactions, and other material transactions or decisions involving the Environmental Services Business, (iii) limitations on an equityholders’ ability to transfer its equity interests, and (iv) a right (but not an obligation) of the Company to repurchase the Environmental Services Business in certain circumstances within 54 months of the completion of the Transaction. GFL will also provide certain services to the Environmental Services Business following closing pursuant to a services agreement to be entered into upon completion of the Transaction subject to certain terms and conditions substantially as set out in the Purchase Agreement.

Multilateral Instrument 61-101

BCEC-GFL Borrower GP (Cayman), Ltd., the general partner of BCEC-GFL Borrower (Cayman) LP (the “BC Partners Shareholder”), has voting and dispositive power with respect to approximately 90,367,940 Subordinate Voting Shares (“SVS”) held by the BC Partners Shareholder in the Company, representing approximately 17.4% of all outstanding voting rights of the Company as of January 6, 2025. BCEC-GFL Borrower GP (Cayman), Ltd. may be deemed to also have shared voting and/or dispositive power over the SVS of the Company held by GFL Borrower II (Cayman) LP which holds approximately 21,235,659 SVS of the Company, representing approximately 4.1% of all outstanding voting rights of the Company as of January 6, 2025. The BC Partners Investor is an affiliated party of the BC Partners Shareholder and a “related party” of the Company and, as a result, the Transaction constituted a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

In particular, the Transaction is subject to the requirements of Part 5 of MI 61-101 in respect of related party transactions. Pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101, the Transaction is exempt from the formal valuation and minority approval requirements set out in Part 5 of MI 61-101 as neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Transaction, insofar as it involves “interested parties” (as defined in MI 61-101), exceeds 25% of the Company’s market capitalization (as determined in accordance with MI 61-101).

The Company formed a special committee comprised of independent and disinterested directors (the “Special Committee”) to oversee the Transaction after being informed by representatives of the BC Partners Shareholder that it or its affiliates were interested in participating in the auction process being undertaken by the Company to sell the Environmental Services Business. Following its formation, the Special Committee retained independent legal counsel and engaged an independent financial advisor on a fixed fee basis to provide an opinion as to the fairness of the consideration to be received by the Company under the Transaction from a financial point of view.

After considering several factors, including assessing the key terms of the Transaction, the Purchase Agreement and documentation giving effect to the Transaction, the commercial rationale for the Transaction, consulting with management of the Company, and receiving advice from the Company’s financial advisors, their legal advisors and a fairness opinion from its independent financial advisor, the Special Committee determined that the Transaction is in the best interests of the Company and unanimously recommended that the board of directors of the Company approve the Transaction.

The board of directors of the Company considered the unanimous recommendation of the Special Committee and, with the interested directors having recused themselves, unanimously approved the Transaction.

There are no “prior valuations” (as defined in MI 61-101) in respect of the Environmental Services Business that relate to the subject matter or are otherwise relevant to the Transaction that have been made in the 24 months before the date of this material change report and are known, after reasonable inquiry, to the Company.

5.2	Disclosure of Restructuring Transactions:

Not Applicable.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

Mindy Gilbert

Executive Vice-President and Chief Legal Officer

Phone: (905) 326-0101

9.	Date of Report

January 15, 2025.

Important Information Relating to Forward-Looking Statements

This Material Change Report contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”), within the meaning of applicable U.S. and Canadian securities laws, respectively, including statements relating to the expected financial and other benefits of the Transaction to GFL and its shareholders (including the expected timing of closing), as well as GFL’s expected use of proceeds, credit rating profile, growth plans and leverage. Forward-looking information includes all statements that do not relate solely to historical or current facts and may relate to our future outlook, financial guidance and anticipated events or results and may include statements regarding our financial performance, financial condition or results, business strategy, growth strategies, budgets, operations and services. Particularly, statements regarding our expectations of future results, performance, achievements, prospects or opportunities, the markets in which we operate, potential asset sales, potential deleveraging transactions, potential dividends or dividend increases, potential share repurchases or potential strategic transactions are forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances. Without limiting the foregoing, there can be no assurance that GFL will complete the proposed sale of its Environmental Services Business or if so that the pre or after tax proceeds to GFL or any consequential debt repayment will be in an amount or on terms as favorable to GFL as is anticipated by such forward looking information, or that GFL undertakes any share buyback, dividends or dividend increases or if so as to the size, price or other terms thereof or its success.

Forward-looking information is based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, is subject to known and unknown risks, uncertainties, assumptions and other important factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward- looking information, including but not limited to certain assumptions set out herein; our ability to obtain and maintain existing financing on acceptable terms; our ability to source and execute on acquisitions on terms acceptable to us; our ability to find purchasers for and complete any divestiture of assets on terms acceptable to us; our ability to use the proceeds of any such asset divestiture for deleveraging or potential share repurchases, dividends or dividend increases; currency exchange and interest rates; commodity price fluctuations; our ability to implement price increases and surcharges; changes in waste volumes; labour, supply chain and transportation constraints; inflationary cost pressures; fuel supply and fuel price fluctuations; our ability to maintain a favourable working capital position; the impact of competition; the changes and trends in our industry or the global economy; and changes in laws, rules, regulations, and global standards. Other important factors that could materially affect our forward-looking information can be found in the “Risk Factors” section of GFL’s annual information form for the year ended December 31, 2023 and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. Shareholders, potential investors and other readers are urged to consider these risks carefully in evaluating our forward-looking information and are cautioned not to place undue reliance on such information. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors not currently known to us or that we currently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward- looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The forward-looking information contained in this Material Change Report represents our expectations as of the date of this Material Change Report (or as the date it is otherwise stated to be made), and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws. The purpose of disclosing our financial outlook set out in this Material Change Report is to provide investors with more information concerning the financial impact of our business initiatives and growth strategies.